FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number 1-11130

ALCATEL

(Translation of registrant’s name into English)

54, rue La Boétie
75008 Paris – France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel
Date: March 30th, 2005	By:	/S/ Jean-Pascal Beaufret
Jean-Pascal Beaufret
Chief Financial Officer

Press release

Alcatel transitions to IFRS

Paris, March 30, 2005 — Alcatel (Paris: CGEP.PA and NYSE: ALA) today issued financial information for the 2004 fiscal year quantifying the impact of the transition to IFRS (International Financial Reporting Standards) for the preparation and reporting of its 2005 consolidated financial statements prepared in accordance with the IFRS framework. It includes, among others, a reconciliation of its 2004 shareholders’ equity and net income from French GAAP to IFRS. Such financial information is attached as an appendix to this press release (http://www.alcatel.com/vpr/?body=/latestnews/30032005uk)

Alcatel will report financial information pursuant to IFRS beginning with its first quarter 2005 results to be announced on April 28, 2005.

Alcatel will hold a conference call with the financial community today at 2:00 pm CET, to discuss the quantifiable impact of the IFRS transition, based on information available at the present time. If you want to connect please use the following dial-in numbers:

International:          +1 612 332 06 36 (number in the US)
From the US:         888 428 44 79

The presentation will be posted on today at 8:00 am CET on Alcatel’s web site at www.alcatel.com/investors.

A press briefing with Alcatel’s deputy CFO, Claire Pedini, will be held in Alcatel’s HQ premises, 54 rue La Boétie, Paris 8, on March 31, 2005 at 9:30 am (CET).

It is important to note that the 2004 annual and quarterly results and opening and closing balance sheets contained in the appendix to this press release are susceptible to change during 2005 as a consequence of the evolution of underlying IFRS standards and interpretations.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements relating to (i) the transition to International Financial Reporting Standards (IFRS) by Alcatel as compared to French GAAP and (ii) the effects of this transition to IFRS on the financial accounts of Alcatel for the year 2004. These forward looking statements are based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially from those projected. These risks and uncertainties include: the accuracy of Alcatel’s assumptions concerning the future interpretation of IFRS by regulatory authorities; potential changes in IFRS standards and changes in the evolution of IFRS standards. For a further list and description of such risks and uncertainties, see the reports filed by

Alcatel with the Securities and Exchange Commission. Alcatel disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Alcatel
Alcatel provides communications solutions to telecommunication carriers, Internet service providers and enterprises for delivery of voice, data and video applications to their customers or employees. Alcatel brings its leading position in fixed and mobile broadband networks; applications and services, to help its partners and customers build a user-centric broadband world. With sales of EURO 12.3 billion in 2004, Alcatel operates in more than 130 countries. For more information, visit Alcatel on the Internet: http://www.alcatel.com

Alcatel Press Contacts
Aurélie Boutin / HQ	Tel :+ 33 (0)1 40 76 11 79	aurelie.boutin@alcatel.com
Régine Coqueran / HQ	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel.com

Alcatel Investor Relations
Pascal Bantegnie	Tel : +33 (0)1 40 76 52 20	pascal.bantegnie@alcatel.com
Nicolas Leyssieux	Tel : +33 (0)1 40 76 37 32	nicolas.leyssieux@alcatel.com
Maria Alcon	Tel : +33 (0)1 40 76 15 17	maria.alcon@alcatel.com
Charlotte Laurent-Ottomane	Tel : +1 703 668 3571	charlotte.laurent-ottomane@alcatel.com

2004

ALCATEL
TRANSITION TO IFRS
2004

1/	TRANSITION TO IFRS

a/	Reasons for publication

Due to Alcatel’s listing in a European Union country and in accordance with CE regulation No. 1606/2002 of 19 July 2002, the company and its subsidiaries’ (“the Group”) 2005 consolidated accounts will be prepared in accordance with the IFRS (International Financial Reporting Standards) framework as endorsed by European Union.

The recommendation made by the CESR (Committee of European Securities Regulators) on 30 December 2003 concerning information to be submitted during the IFRS transition period advises issuers to disclose the quantifiable impact of the transition to the new accounting régime as soon as this impact has been accurately and reliably measured.

In view of the publication of the aforementioned comparative consolidated financial statements for the 2005 financial year, and in accordance with the recommendation of the AMF concerning disclosure of financial information during the transition period, Alcatel has prepared financial information for the 2004 financial year relating to IFRS transition, which begins by outlining the expected quantifiable impact of IFRS adoption on:

•	the balance sheet at transition date, 1 January 2004, which is when the confirmed impact of transition will be recorded in shareholders’ equity in the publication of the 2005 consolidated financial statements,

•	the financial position as of 31 December 2004 and the financial performance for the 2004 financial year.

This information was examined by the Audit Committee at their meeting of 25 March 2005 and by the company auditors, whose positive opinion of the information given in this publication is stated in a special audit report which appears on Page 36 of the current document.

b/	Basis for preparation of the Group’s IFRS financial information

Alcatel has based the preparation of the above-mentioned 2004 financial information quantifying the impact of IFRS transition on those IFRS standards and interpretations which it considers should be applied in the preparation of its comparative consolidated financial statements as of 31 December 2005. The bases used in the preparation of the above-mentioned 2004 financial information, as detailed in the notes to this document, are as follows:

•	the versions of those IFRS standards and interpretations whose application is mandatory for the financial year ended 31-December-2005, as they are known at this date;

•	those IFRS standards and interpretations whose application is mandatory after the 2005 financial year end, which the Group has elected to apply early, as authorized under IFRS first application ;

•	the principles resulting from Alcatel’s anticipated resolution of certain technical questions and work-in-progress currently under discussion by the IASB (International Accounting Standards Board) and the IFRIC (International Financial Reporting Interpretation Committee), which could be applicable in the publication of its consolidated financial statements for 2005 financial year;

•	those options and exemptions which the group has applied and which in all likelihood it will use in the preparation of its first IFRS consolidated financial statements for the 2005 financial year.

Given the fact that the above list contains principles applied that may be subject to change before the end of the 2005 financial year, it is possible that the opening balance sheet as of January 1, 2004 here presented will differ from the one actually used as the basis for the 2005 consolidated financial statements, and that quarterly 2004 income statements and the consolidated balance sheet as of 31 December 2004 will be modified during 2005.

2/	2004 CONSOLIDATED INCOME STATEMENT — IFRS STANDARDS

		(In millions of euros)

	Note	2004

Revenues		12,244
Cost of sales		(7,631)

Gross profit		4,613

Administrative and selling expenses		(1,944)
R&D expenses before capitalization of development expenses		(1,620)
Impact of capitalization of development expenses		132

R&D costs		(1,488)

Operating profit (loss)		1,181

Share-based payment (stock options plans)		(60)
Restructuring costs		(319)
Impairment of goodwill and other intangibles		(88)

Income (loss) from operating activities		714

Financial interests relative to the gross financial debt		(226)
Financial revenues (expenses) relative to cash, cash equivalents and marketable securities		113

Finance costs		(113)

Other financial income (expense)		18

Share in net income (losses) of equity affiliates		(57)

Profit before tax, minority interests and discontinued operations		562

Income tax expense		(37)

Income (loss) from continuing operations		525

Income (loss) from discontinued operations		144

Net income (loss)		669

Attributable to:
– Group share		600
– Minority interests		69

Net income per share, Group share (in euros):
– Basic earnings per share		0.44
– Diluted earnings per share		0.44

Net income (before discontinued operations) per share, Group share (in euros):
– Basic earnings per share		0.39
– Diluted earnings per share		0.39

3/	2004 CONSOLIDATED BALANCE SHEET — IFRS STANDARDS

	(In millions of euros)

ASSETS	01/01/2004	12/31/2004

Goodwill, net	3,630	3,774
Other intangible assets, net	596	720

Intangible assets, net	4,226	4,494

Property, plant and equipment, gross	6,092	4,674
Depreciation	(4,656)	(3,579)

Property, plant and equipment, net	1,436	1,095

Share in net assets of equity affiliates	501	612
Other financial assets, net	1,043	554
Deferred taxes	1,941	1,593
Other non current assets	353	333

TOTAL NON CURRENT ASSETS	9,500	8,681

Inventories and work in progress, net	1,204	1,273
Amounts due from customers on construction type contracts	527	708
Trade receivables and related accounts, net	2,763	2,686
Advances and progress payments	106	90
Other current assets, net	1,837	1,439
Assets held for sale or related to discontinued activities	434	196
Current incomes taxes, short-term	77	75
Marketable securities, net	273	552
Cash and cash equivalents	6,029	4,611

TOTAL CURRENT ASSETS	13,250	11,630

TOTAL ASSETS	22,750	20,311

	(In millions of euros)

LIABILITIES AND SHAREHOLDERS' EQUITY	01/01/2004	12/31/04

Capital stock	2,810	2,852
Additional paid-in capital	8,001	8,287
Less treasury stock at cost	(1,728)	(1,605)
Deferred compensation	(35)	(66)
Fair value and other reserves	(4,862)	(4,931)
Cumulative translation adjustments	0	(148)
Net profit (loss) — Attributable to the Group	—	600

Shareholders’ equity — Attributable to the Group	4,186	4,989

Minority interests	383	379

TOTAL EQUITY	4,569	5,368

Accrued pension and retirement obligations	1,233	1,144
Bonds and notes issued	4,090	3,180
Other long term borrowings	571	294
Deferred taxes liabilities	62	86
Other non-current liabilities	240	200

TOTAL NON CURRENT LIABILITIES	6,196	4,904

Provisions	2,770	2,050
Short term portion of long term borrowings	1,162	1,123
Customers’ deposits and advances	1,065	973
Amounts due to customers on construction type contracts	91	112
Trade payables and related accounts	3,620	3,350
Liabilities related to discontinued activities or to a disposal group	253	106
Current income taxes liabilities, short-term	67	112
Other current liabilities	2,957	2,213

TOTAL CURRENT LIABILITIES	11,985	10,039

	(In millions of euros)

LIABILITIES AND SHAREHOLDERS' EQUITY	01/01/2004	12/31/04

TOTAL EQUITY AND LIABILITIES	22,750	20,311

4/	SUMMARY OF ACCOUNTING POLICIES

Due to Alcatel’s listing in a European Union country and in accordance with CE regulation No. 1606/2002 of July 19, 2002 the company and its subsidiaries’ (“the Group”) 2005 consolidated accounts will be prepared in accordance with the IFRS (International Financial Reporting Standards) framework.

Since January 1, 1999, the consolidated financial statements of the Group were prepared, in accordance with French accounting principles in compliance with the “Principles and accounting methodology relative to consolidated financial statements” regulation No. 99-02 of the “Comité de la Réglementation Comptable” approved by the decree dated June 22, 1999.

The IFRS 1 regulations governing first-time adoption of IFRS have been followed by Alcatel as a first-time adopter of the standards. The procedures followed in this respect are detailed in the following notes. Reconciliation statements for 2004 consolidated profit or loss and equity at January 1, 2004 and December 31, 2004 using the new accounting framework and the previous French standards are contained in this document. IAS standards 32 and 39 on financial instruments and IFRS 5 concerning Non-current assets held for sale and discontinued operations have been applied as from January 1, 2004.

a/	Basis of preparation

The consolidated accounts have been prepared under historical cost convention , with the exception of certain categories of assets and liabilities, in accordance with the regulations stipulated in IFRS. The categories concerned are detailed in the notes which follow.

b/	Consolidation methods

Subsidiaries (over which the Group has control) are fully consolidated.

Companies over which the Group has joint control are accounted for using proportionate consolidation.

Companies over which the Group has a significant influence (“investments in associates”) are accounted for under the equity method. Significant influence is assumed when the Group’s interest in the voting rights is greater than or equal to 20%.

All significant intra-group transactions are eliminated.

c/	Business combinations

Regulations governing first-time adoption: Business combinations which predate the transition date (January 1, 2004) have not been restated , as permitted by the optional exemption included in IFRS 1. No goodwill was accounted for on business combinations prior to January 1, 2004, as these were treated in accordance with section 215 “allowed alternative method”. According to this method, the assets and liabilities of the acquired company are maintained at their carrying value at the date of the acquisition, adjusted for the Group’s accounting methods and, the difference between this value and the acquisition cost of the shares adjusted directly against shareholders’ equity.

In accordance with the position taken in Bulletin n° 210 of the “Commission des Opérations de Bourse”, no goodwill has been recorded directly in shareholders’ equity for business combinations prior to the first application of regulation 99-02 of the “Comité de la Réglementation Comptable”.

Business combinations after January 1, 2004: These business combinations are accounted for in accordance with the purchase method. Once a control is obtained over a company, its assets, liabilities and contingent liabilities are measured at their fair value at the acquisition date. Any difference between the fair value and the carrying value is accounted for in the respective underlying asset or liability, including minority interests and not only the Group interest (entity theory). Any excess of the cost of acquisition over the Group’s share in the fair value of such net assets is recognized as goodwill (see intangible and tangible assets).
The treatment of share options for companies acquired in the context of a business combination is described in note w below.
Alcatel abandoned this “allowed alternative method” for accounts prepared in accordance with French accounting principles as from January 1, 2004 in anticipation of the transition to IFRS.

d/	Translation of financial statements denominated in foreign currencies

The balance sheets of consolidated subsidiaries having a functional currency different from euro are translated into euros at the year-end exchange rate, and their income statements and cash flow statements are translated at the average annual exchange rate. The resulting translation adjustments are included in shareholders’ equity under the line item “Cumulative translation adjustments”.

Goodwill and fair value adjustments arising from the acquisition of a foreign entity are considered as assets and liabilities of that entity. They are therefore listed in the entity’s functional currency and translated using the year-end exchange rate.

Regulations governing first-time adoption: in accordance with the option given in IFRS 1, the accumulated total of translation adjustments at the transition date has been deemed to be zero. This amount has been reversed against the consolidated reserves, to leave the amount of shareholders’ equity unchanged. Translation adjustments which predate IFRS transition will therefore not be included when calculating gains or losses arising from the future disposal of consolidated or associated entities.

e/	Translation of foreign currency transactions

Foreign currency transactions are translated at the rate of exchange applicable on the transaction date. At year-end, assets and monetary liabilities are translated at the rate of exchange prevailing on that date. The resulting exchange gains and losses are recorded in the income statement in other financial income (expense).

Exchange gains or losses on foreign currency financial instruments that represent an economic hedge of a net investment in a foreign subsidiary are reported as translation adjustments in shareholders’ equity under the line item “Cumulative translation adjustments”. Refer to note d above for information on the treatment of translation adjustments at the transition date.

In order for a currency derivative to be eligible to hedge accounting (cash flow hedge or fair value hedge), its hedging role must be defined and documented and it must be seen to be effective for the entirety of its period of use. Fair value hedges allow companies to protect themselves against the exposure to changes in fair value of their assets, liabilities or firm commitments. Cash flow hedges allow companies to protect themselves against the exposure to variability in future cash flows (e.g. revenues generated by the company’s assets).

The value used for derivatives is their fair value. Changes in the fair value of derivatives are accounted for in the following way:

•	Changes in the fair value of the effective hedged amount in the case of derivatives eligible to cash flow hedge accounting are accounted for in shareholders’ equity. The ineffective portion is recorded in financial income (expense).

•	Changes in the fair value of derivatives eligible to fair value hedge accounting are recorded in the income statement, where they offset the changes in the fair value of the hedged assets, liabilities and firm commitments.

In 2004 hedges for commercial bids were not considered eligible for hedge accounting during the bid period. The fair value variation of such instruments was therefore included in the income statement in cost of sales.

Once the contract comes into force, the commercial bid hedge expires, to be replaced by a second hedge, which is accounted for as a fair value hedge. Sales are then accounted for using the rate prevailing on the contract’s coming into force date, until expiry of the contract insofar as the exchange rate hedging is effective.

f/	Research and development expenses

In accordance with IAS 38 “Intangible assets”, research and development expenses are recorded as expenses in the year in which they are incurred, except for:

•	development costs, which are capitalized when they strictly comply with the following criteria:

.	the project is clearly defined, and costs are separately identified and reliably measured;

.	the technical feasibility of the software is demonstrated;

.	the intention exists to finish the project and use or sell the products created during the project.

.	a potential market for the products created during the project exists or its usefulness, in case of internal use, is demonstrated; and

.	adequate resources required for completion of the project are available.

These development costs are amortized over the estimated useful life of the concerned projects.

Specifically for software, useful life is determined as follows:

.	in case of internal use : over their probable service lifetime,

.	in case of external use : according to prospects for sale, rental or other forms of distribution.

Capitalized software development costs are those incurred during the programming, codification and testing phases. Costs incurred prior to this, during design and planning, product definition and product specification stages are accounted for as expenses. The amortization of capitalized development costs begins as soon as the product in question is released.

•	customer design engineering costs (recoverable amounts disbursed under the terms of contracts with customers), which are included in work in progress on construction contracts.

With regard to business combinations, Alcatel may allocate a significant portion of the purchase price to in-process research and development projects. As part of the process of analyzing these business combinations, Alcatel may make the decision to buy technology that has not yet been commercialized rather than develop the technology internally. Decisions of this nature are based on the consideration of existing opportunities for Alcatel to stay at the forefront of rapid technological advances in the telecommunications/data networking industry.

The fair value of in-process research and development acquired in business combination is based on present value calculations of income, an analysis of the project’s accomplishments and an evaluation of the overall contribution of the project, as well as the project’s risks.

The revenue projection used to value in-process research and development is based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Alcatel and its competitors. Future net cash flows from such projects are based on management’s estimates of such projects’ cost of sales, operating expenses and income taxes.

The value assigned to purchased in-process research and development is determined by discounting the net cash flows to their present value. The selection of the discount rate is based on consideration of Alcatel’s weighted average cost of capital, adjusted upward to reflect additional risks inherent in the development life cycle.

This value is also adjusted to reflect the stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development, costs already incurred, and the projected cost to complete the projects.

Capitalized research and development costs considered as assets (either generated internally and capitalized or reflected in the purchase cost of a business combination ) are amortized over 3 to 7 years.
Impairment tests are carried out if need be, using the methods described in the following paragraph.

g)	Intangible and tangible assets

In accordance with IAS 16 « Property, Plant and equipment » and with IAS 38 « Intangible Assets » only items whose cost can be reliably measured and of which the future economic benefits are likely to flow to the Group are liable for recognition in the consolidated financial statements.

In accordance with IAS 36 “Impairment of assets”, whenever events or changes in market conditions indicate a risk of impairment of intangible assets and property, plant and equipment, a detailed review is carried out in order to determine whether the net carrying amount of such assets remains lower than their recoverable amount, which is defined as the higher of fair value (less costs to sell) and value in use. Value in use is measured by discounting the expected future cash flows from continuing use of the asset and its ultimate disposal.

In the event that the recoverable value should be lower than the net carrying value, the difference between the two amounts is recorded as an impairment loss. Impairment of tangible or intangible assets with finite useful lives can be reversed if the recoverable value becomes higher than the net carrying value (but only to the extent that the original impairment was recorded).

Goodwill
Upon transition to IFRS, goodwill will no longer be amortized in accordance with IFRS 3 « Business combinations ». Before January 1, 2004, goodwill is amortized using the straight-line method over a period, determined on a case by case basis, not exceeding 20 years.

All goodwill is tested for impairment at least annually during the second quarter of each year. The impairment test methodology is based on a comparison between the recoverable amount of each of the Group’s business divisions with the business divisions’ net asset carrying value (including goodwill). Such recoverable amounts are mainly determined using discounted cash flows over five years and a discounted residual value. The discount rate used for 2004 was the Group’s weighted average cost of capital of 10.8%. Management believes the assumptions used concerning sales growth and residual values are reasonable and in line with market data available for each business division. Further impairment tests are carried out in case of triggering events indicating a potential impairment.

Equity affiliate goodwill is included with investments in associates. The requirements of IAS 39 are applied to determine whether any impairment loss has to be recognized with respect to the net investment in the associate and the impairment loss is calculated according to IAS 36 regulations.

One impairment test was carried out at the IFRS transition date and another during 2004. These impairment tests resulted in the recording of a one-off impairment loss of € 30 million in 2004 for equity affiliate securities that was accounted for in share in net income (losses) of equity affiliates. It is not permitted to reverse any goodwill impairment loss.

Other intangible assets
The main inclusions under intangible assets are capitalized development costs and those acquired in business combinations, such as software-related costs. These cover software for internal use, whether in-house or purchased, and mother software for externally distributed products. Intangible assets are amortized on a straight-line basis over a 3 to 7 year period. If necessary, software amortization can be tailored to suit marketing imperatives. Amortizations and impairment losses are accounted for in the income statement under cost of sales, R&D expenses or administrative and selling expenses, depending on the designation of the asset. No intangible assets are considered to have indefinite useful lives . All intangible assets, with the exception of goodwill, are amortized over their estimated useful lives.

Property, plant and equipment
Property, plant and equipment are valued at historical cost for the Group minus cumulated depreciation expenses and any incidental impairment. Depreciation is generally calculated over the following useful lives:

Industrial buildings, plant and equipment
. buildings for industrial use	20 years
. infrastructure and fixtures	10-20 years

Industrial buildings, plant and equipment
. equipment and tools	5-10 years
. small equipment and tools	3 years
Buildings for administrative and commercial use	20-40 years

Depreciation expense is determined using the straight-line method.

Fixed assets acquired through finance lease arrangements or long-term rental arrangements that transfer substantially all the risks and rewards associated with the ownership of the asset to the Group or tenant are capitalized.

Residual value, if considered to be significant, is included when calculating the depreciable amount. Tangible assets are segregated into their separate components if there is a significant difference in their expected useful lives, and depreciated accordingly.

Depreciations and impairment losses are accounted for in the income statement under cost of sales, R&D expenses or administrative and selling expenses, depending on the designation of the asset.

h/	Investments and other financial assets

In accordance with IAS 39 “Financial instruments”, investments in non-consolidated companies are classified as available-for-sale and therefore measured at their fair value. The fair value for listed securities is their market price. If a reliable fair value cannot be established, securities are valued at cost price. Fair value variations are accounted for directly in shareholders’ equity. Where there is objective evidence of impairment of a financial asset (for instance in case of significant and prolonged decline of the value of the asset) an irreversible impairment provision is recorded. This provision can only be released upon the sale of the securities concerned.

Loans are measured at amortized cost. Loans may attract impairment losses if there is objective evidence of a loss in value. The impairment represented by the difference between net carrying value and recoverable value is accounted for under the income statement and can be reversed if recoverable value rises in the future.

The portfolio of non-consolidated securities and other financial assets is examined at each closing date to detect any objective evidence of impairment. Where this is the case, an impairment loss is recorded.

i/	Inventories

Inventories are valued at the lower of cost (including indirect production costs where applicable) or net realizable value. Cost is primarily calculated on a weighted average price basis.

Net realizable value is the estimated sales revenue for a normal period of activity less the expected selling costs.

j/	Treasury shares

Treasury shares are valued at their cost price, as a reduction of shareholders’ equity. Proceeds from the sale of such securities are included under shareholders’ equity and have no impact on the income statement.

k/	Pension and retirement obligations and other employee and post-employment benefit obligations

Post-employment benefits:

In accordance with the laws and practices of each country, the Group participates in employee benefit plans and provides early retirement benefit plans and special termination benefits.

For defined contribution plans, the Group expenses contributions as and when they are due. As the Group is not liable for any legal or constructive obligations under the plans beyond the contributions paid, no provision therefore is made. Defined benefit plans and other long-term employee benefits are determined as follows:

–	using the Projected Unit Credit Method (with projected final salary), according to which each period of service gives rise to an additional unit of benefit entitlement and measures each unit separately to build up the final obligation. Actuarial assumptions comprise mortality rates, rates of employee turnover and projection of future salary levels;

–	the “corridor” method is applied, recognizing, over the expected average remaining working lives of the employees participating in the plan, only actuarial gains and losses in excess of the greater of 10% of the present value of the defined benefit obligation or 10% of the fair value of any plan assets.

The expense resulting from the change in net pension and other post-retirement obligations is recorded in income from operations or in financial income (expense) excluding finance cost depending upon the nature of the underlying obligation.

Regulations governing first-time adoption: in accordance with the option available under IFRS 1, the accumulated total of unrecognized actuarial gains and losses at the transition date has been recorded under shareholders’ equity. The corridor method has therefore been applied as from January 1, 2004.

IFRS regulations and principles as set out in IAS 19 “Employee Benefits” were applied to the 2004 accounts, otherwise prepared in accordance with French accounting standards, in order to comply with Conseil National de la Comptabilité Recommendation 2003-R.01 relating to accounting and evaluation regulations for retirement obligations and similar benefits.

Certain other post-employment benefits such as life assurance or medical cover (particularly in the United States) and long-service medals, bonuses awarded to employees for long-service in French companies in particular which is accounted for under provisions, are also determined by means of an actuarial calculation similar to the one used for retirement provisions.

Despite the larger scope of IAS 19 than French accounting standards, no significant long-term employee benefits which were not already provided for came to light at the time of transition to IFRS.

The accounting treatment used for employee stock options is detailed in note 1w below.

l/	Reserves for restructuring

Reserves for restructuring costs are recognized when the restructuring programs have been finalized and approved by Group management and have been announced before the balance sheet date of the Group’s financial statements, resulting in an obligating event of the Group to third parties. Such costs primarily relate to severance payments, early retirement of employees, costs for notice periods not worked, training costs of terminated employees, and other costs linked to the closure of facilities. Write-offs of fixed assets, inventories and other assets directly linked to restructuring measures are also accounted for in restructuring costs.

The amounts reserved for predicted severance payments made in the context of restructuring programs are valued at their present value in cases where the settlement date is beyond the normal operating cycle of the company and the time value of money is deemed to be significant.
The impact of the passage of time is included in financing costs.

m/	Financial liabilities – compound instruments

Some financial instruments consist of a liability and equity component. This is the case with the bonds issued by the Group in 2003 (Oceane – Obligation Convertible ou Echangeable en Actions Nouvelles ou Existantes, which can be converted into or exchanged for new or existing shares) and 2002 (Orane – Obligation Remboursable et Actions Nouvelles ou Existantes, mandatorily redeemable for new or existing shares). The various components of these instruments are accounted for in shareholders’ equity and in bonds and notes issued according to their classification, as defined in IAS 32 “Financial Instruments: Disclosure and Presentation”.

The component classified as a financial liability is valued at issuance at the present value (taken into account the credit risk at issuance date) of the future cash flows (including interests and repayment of the nominal value) of a bond with the same characteristics (maturity, cash flows) but without any shareholders’ equity derivative components as defined in the section of IAS 32 on convertible bonds.

The Orane bond was included in the consolidated accounts under other equity and the Oceane bond under convertible bonds in financial debt, in accordance with French accounting principles.

n/	Deferred taxation

Deferred taxes are computed in accordance with the liability method for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts, including the reversal of entries recorded in individual accounts of subsidiaries solely for tax purposes. All amounts resulting from changes to the tax rate are recorded in the shareholder’s equity or in the net income of the year in which the tax rate change is enacted.

Deferred tax assets are recorded in the consolidated balance sheet when it is more likely than not that the tax benefit will be realized in the future. Deferred tax assets and liabilities are not discounted.

To assess the ability of the Group to recover such deferred tax assets, the following elements are taken into account:

–	forecasts of future tax results,

–	analysis of income or loss in recent years, excluding non-recurring items,

–	historical data concerning recent years’ tax results,

–	undervalued assets, if any, which the Group intends to dispose of.

o/	Revenues

Revenues include net sales and service revenues constituting the Group’s principal business activity, net of value added taxes (VAT), and income due from licensing fees and from income grants, net of VAT.

Revenue is recognized under sales when the company has transferred the significant risks and rewards of ownership of a product to the buyer.

Sales value is recorded as the fair value of the payment received or to be received. Where a deferred payment has a significant impact on the calculation of fair value this is accounted for by discounting future payments.

In general, the Group recognizes revenue from the sale of goods and equipment when persuasive evidence of an arrangement with its customer exists, delivery has occurred, the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group. In arrangements where the customer specifies final acceptance of the goods, equipment, services or software, revenue is generally deferred until all the acceptance criteria have been met.

Under IAS 11 construction contracts are defined as contracts specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose of use (primarily those related to customized network solutions and networks build-out with a duration of more than two quarters). For revenues generated from construction contracts, the Group applies the percentage of completion method of accounting in application of the above principles, provided certain specified conditions are met, based either on the achievement of contractually defined milestones or on costs incurred compared with total estimated costs. Any probable construction contract losses are recognized immediately. If uncertainty exists relating to customer acceptance, or the contract’s duration is relatively short, revenues are recognized only to the extent of costs incurred that are recoverable, or on completion of the contract. Work in progress on construction contracts is stated at production cost, excluding administrative and selling expenses. Changes in provisions for delayed delivery or poor contract execution penalties are reported in sales.

Advance payments received on construction contracts, before corresponding works had been carried out, are recorded in customers’ deposits and advances. Costs incurred to date, adjusted by profits and losses recognized (in the case of provisions for losses upon contract termination) and progress billings, is determined on a contract by contract basis. If the amount is positive it is included as an asset under “amount owed by clients for construction contracts”. If the amount is negative it is included as a liability under “amount owed to clients for construction contracts”.

For revenues generated from licensing, selling or otherwise marketing software solutions, the Group recognizes revenue generally upon delivery of the software and on the related services as and when they are performed, in application of the principles described in the second preceding paragraph. For arrangements to sell software licenses with services, software license revenue is recognized separately from the related service revenue, providing the transaction adheres to certain criteria (as prescribed by the AICPA’s SOP 97-2), such as the existence of sufficient vendor-specific objective evidence of fair value to permit allocation of the revenue to the various elements of the arrangement. If the arrangement does not meet the specified criteria, revenue is deferred and recognized ratably over the service period. For arrangements to sell services only, revenue from training or consulting services is recognized when the services are performed. Maintenance service revenue, including post-contract customer support, is deferred and recognized ratably over the contracted service period.

For product sales made through retailers and distributors, revenue is recognized at the time of shipment to the distribution channel. Accruals for any estimated returns are recorded at the same time based on contract terms and prior claims experience, as a markdown of sales.

The Group accrues for warranty costs, sales returns and other allowances based on contract terms and its historical experience.

p/	Operating profit (loss) and income (loss) from operating activities

Operating profit (loss) includes gross margin, administrative and selling expenses, research and development expenses (see note 1f), a portion of pension costs, employee profit sharing, fair value changes of derivative instruments covering commercial bids and capital gains (losses) from the disposal of intangible and tangible assets. Income (loss) from operating activities comprises operating profit (loss), restructuring costs, asset impairments (including goodwill) and share-base payments. Income (loss) from operating activities is calculated before financial income and expenses, which include the financial component of retirement expenses, financing costs, capital gains (losses) from disposal of financial assets, income tax, share of equity affiliates’ income and net income from discontinued activities.

q/	Finance costs

This line item includes interest charges and income relating to net consolidated debt, which consists of bonds, the liability component of compound instruments such as OCEANE and ORANE, other borrowings including lease-financing liabilities, and all cash assimilated items, including cash, cash equivalents and marketable securities.

r/	Structure of consolidated balance sheet

Most of the Group’s activities in the various business segments have long-term operating cycles. As a result, the consolidated balance sheet combines current assets (inventories and work in progress and accounts receivable) and current liabilities (reserves for liabilities and charges, customers’ deposits and advances, trade payables and other payables) without distinction between the amounts due in less than one year and due after more than one year.

s/	Financial instruments and de-recognition of financial assets

Financial instruments

The Group uses financial instruments to manage and reduce its exposure to fluctuations in interest rates and foreign currency exchange rates. The accounting policies applied to currency hedge-related instruments are detailed in note 1e).

Financial instruments for interest rate hedges are subject to fair value hedge accounting. Financial liabilities hedged using interest rate swaps are reevaluated at the fair value of the obligation linked to interest rate movements. Fair value changes are recorded in the income statement for the year and the effective component offset by symmetrical changes in the interest rate swaps.

Derecognition of financial assets:

A financial asset as defined under IAS 32 “Financial instruments” is either totally or partially derecognized when the Group expects no further cash flow to be generated by it and retains no control of the asset or transfers substantially all risks and rewards attached to it.

In the case of trade receivables, a transfer without recourse in case of default on payment by the debtor is considered as a transfer of substantially all risks and rewards , thus making such receivables eligible for derecognition. However, a more restrictive interpretation of the concept of “substantial transfer of risks and rewards” could result in an accounting treatment different from that adopted by us.

t/	Cash and cash equivalents

In accordance with IAS 7 “Cash flow statement”, cash and cash equivalents in the consolidated statements of cash flows includes cash as well as marketable securities that are readily convertible to known amounts of cash. Cash and cash equivalents of the statement of cash flow does not include investments in listed securities, investments exceeding a three month duration without an early exit clause or bank accounts restricted in use, other than restrictions due to regulations applied in a specific country or sector of activities (exchange controls, etc.).

Bank overdrafts considered as financing are also excluded from cash and cash equivalents.

Cash and cash equivalents in the balance sheets correspond to the cash and cash equivalents defined above.

u/	Marketable securities

In accordance with IAS 39 “Financial instruments”, marketable securities are valued at their fair value. No securities are classified in “Held-to-Maturity”. In respect of securities considered as held for trading , changes in fair value are recorded in the income statement. In respect of available-for-sale securities changes in fair value are recorded in shareholders’ capital, or, if there is objective evidence of a more than temporary decline in the fair value as impairment, in the income statement (financial revenues (expenses) relative to cash, cash equivalents and marketable securities).

v)	Customer financing

The Group undertakes two types of customer financing:

–	financing relating to the operating cycle and directly linked to actual contracts ;

–	longer-term financing (beyond the operating cycle) through customer loans, minority investments or other forms of financing.

The first category of financing is accounted for in current assets. Changes in net loans receivable are presented in net change in current assets of the consolidated statements of cash flows.

The second category of financing is accounted for in other investments and miscellaneous, net. Changes in net loans receivable are included in cash flows from investing activities

(decease/increase in loans and other financial assets) of the consolidated statements of cash flows.

Furthermore, the Group may give guarantees to banks in connection with customer financing. These are included in off balance sheet commitments.

w/	Stock options

In accordance with the requirements of IFRS 2 “Share-based payment”, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value, which is considered to be a reflection of the fair value of the services provided by the employee in exchange for the option, is determined on the granting date. It is accounted for in additional paid-in capital (credit) at granting date, with a counterpart in deferred compensation (debit) in equity. During the vesting period, deferred compensation is amortized in the income statement (in the “share based payment” line).

Stock option fair value is calculated using the Cox Ross Rubinstein binomial model. This permits to take into consideration the option’s characteristics, such as exercise price and expiry date, market data at the time of acquisition such as the risk-free interest rate, share price, volatility and expected dividends, and behavioral factors of the beneficiary such as expected early exercise.

Only options issued after November 7, 2002 and not fully vested at January 1, 2005 are accounted for using IFRS principles.

The impact of IFRS 2 application on the year’s income is accounted for on specific line item in the income statement.

Outstanding stock options at the acquisition of a company acquired in a business combination are usually converted into Alcatel stock options at par value for the newly–acquired shares and Alcatel shares. In accordance with IFRS 3 and IFRS 2 requirements, the fair value of stock options acquired at the time of acquisition is accounted for on the item “capital stock and additional paid-in capital”. Unvested options at the takeover date are accounted for at their fair value as deferred compensation in shareholders’ equity. The counter value of these two considerations, equivalent to the fair value of vested options , is taken into account in the acquisition price allocation.

Only acquisitions made after January 1, 2004 and for which unvested stock options as of December 31, 2004 existed at the takeover date are accounted for in the manner described above.

5/	RECONCILIATION SCHEDULES FROM FRENCH GAAP TO IFRS

I.	Summary of adjustments: 2004 shareholders’ equity and net income

	Group's			Group's
	shareholders	Capital stock		shareholders
	equity	and retained		equity
(in millions of euros)	1/1/2004	earnings	Net Income	12/31/2004

Shareholders’ equity according to French principles	3,030	57	281	3,368

Business combinations (IFRS 3)	0	(20)	408	388
Capitalization of development expenses (IAS 38)	312	(1)	12	323
Oceane and Orane (IAS 32)	701	0	33	734
Other IAS 32-39 impacts	213	31	(36)	208
Stock options (granted — IFRS 2 or with acquired companies — IFRS 3)	231	(92)	(60)	79
Pensions (IAS 19)	(223)	223		0
Impairment loss on goodwill — equity affiliates (1)			(30)	(30)

Other adjustments	4	(19)	1	(14)

Total adjustments before taxes	1,238	122	328	1,688

Income taxes related to the above IFRS adjustments	(62)	4	(6)	(64)
Minority interests	(20)	20	(3)	(3)

Shareholders’ equity — attributable to the Group — according to IFRS standards	4,186	203	600	4,989

(1)	cf. comment in note 4g.

II.	Reconciliation of equity as of January 1, 2004

		Adjustments
				Other		Carry
			Orane &	impacts	Stock-	back and			Total	Reclas-
	French	R&D	Oceane	IAS 32-39	options	SVF	Pensions		Adjust-	sifications
(in millions of euros)	GAAP	(V.A)	(V.B)	(V.C)	(V.D)	(V.E)	(V.F)	Other	ments	(VI.F)	IFRS

Goodwill, net	3,839			0				(21)	(21)	(188)	3 630
Other intangible assets, net	284	312						0	312	0	596
Property, plant and equipment, net	1,500							5	5	(69)	1 436
Share in net income of equity affiliates	391			0				32	32	78	501
Inventories and work in progress, net	1,432							0	0	(228)	1 204
Amount due from customers on construction type contracts								0	0	527	527
Trade and other receivables, net	3,364			(101)				(4)	(105)	(496)	2 763
Advances and progress payments				0				0	0	106	106
Deferred tax assets		(38)	0	0	(31)		0	(1)	(70)	2,011	1 941
Other current and non-current assets	4,053		(109)	1,126		342		0	1 359	(2,102)	3 310
Assets held for sale or related to discontinued activities				2				0	2	432	434
Cash, cash equivalents and marketable securities	6,269			48		0		0	48	(15)	6 302

TOTAL ASSETS	21,132	274	(109)	1,075	(31)	342	0	11	1 562	56	22 750

Accrued pension and retirement obligations	1,010						223	0	223	0	1 233
Other equity (notes mandatorily redeemable for shares)	645		(645)					0	(645)	0	0
Borrowings and financial debts	5,293		(165)	95		375		0	305	224	5 822
Deferred tax liabilities		0	0	0			(14)	6	(8)	70	62
Reserves for liabilities and charges	3,049			(5)		(32)		11	(26)	(253)	2 770
Customer deposits and advances	1,181			0				(0)	(0)	(116)	1 065
Amount due to customers on construction type contracts								0	0	91	91
Trade payable and related accounts	3,617			(3)				0	(3)	6	3 620
Debts linked to bank activity	224							0	0	(224)	0
Liabilities related to discontinued activities								0	0	253	253
Other current and non-current liabilities	2,720	0	0	775	(231)		0	(4)	540	5	3 265

TOTAL LIABILITIES	17,739	0	(810)	862	(231)	343	209	13	386	56	18 181

NET ASSETS	3,393	274	701	213	200	(1)	(209)	0	1 176	(0)	4 569

Capital stock and additional paid-in capital	10,131		645		35			0	680	0	10 811
Treasury stock owns by consolidated companies	(1,728)				0			0	0	0	(1 728)
Deferred compensations					(35)			0	(35)		(35)
Other reserves	(4,855)	274	56	213	200	(21)	(209)	(2)	511	(518)	(4 862)
Cumulative translation adjustment	(518)							0	0	518	0
Net income attributable to the Group	—								—	—	—

Shareholders’ equity attributable to the Group	3,030	274	701	213	200	(21)	(209)	(2)	1 156	0	4 186

Minority interests — Income	33	0		0				0	0	0	33
Minority interests — Shareholders’ equity	330	0				20		(0)	20	0	350

TOTAL SHAREHOLDERS’ EQUITY	3,393	274	701	213	200	(1)	(209)	(2)	1 176	0	4 569

Note:	Each of the reconciliation columns disclosed above are explained in sections V and VI, notes as indicated, herein under

III.	Reconciliation of 2004 profit or loss

		Adjustments
				Other
			Orane &	impacts	Stock-	Carry	Business		Total	Reclas-
	French	R&D	Oceane	IAS 32-39	options	back	combinations		Adjust-	sifications
(in millions of euros)	GAAP	(V.A)	(V.B)	(V.C)	(V.D)	(V.E)	(V.G)	Other	ments	(VI.H)	IFRS

Revenues	12,265			(31)				15	(16)	(5)	12,244
Cost of sales	(7,690)			0	0			5	5	54	(7,631)

Gross profit	4,575	0	0	(31)	0		0	20	(11)	49	4,613

Administrative and selling expenses	(2,010)			0				2	2	64	(1,944)
R&D costs	(1,587)	100			0			0	100	(1)	(1,488)

Operating profit (loss)	978	100	0	(31)	0		0	22	91	112	1 181

Share-based payment (stock options plans)					(60)			0	(60)	0	(60)
Restructuring costs	(304)							(13)	(13)	(2)	(319)
Impairment of goodwill and other intangibles assets		(88)						0	(88)	0	(88)
Amortization of goodwill	(409)						408	0	408	1	(0)

Income (loss) from operating activities		12	0	(31)	(60)		408	9	338	111	714

Interest expense on notes mandatorily redeemable for shares	(44)		44					0	44	0	(0)
Financial income net	(132)		(11)	(5)		7		(10)	(20)	57	(95)
Other revenue (expense)	364		0					(14)	(14)	(350)	0
Share in net income of equity affiliates	(97)							(20)	(20)	60	(57)

Profit before tax and discontinued operations		12	33	(36)	(60)	7	408	(35)	328	(122)	562

Income tax expense	(9)	0	0	0	0		0	(6)	(6)	(21)	(37)

Profit (loss) from continuing operations		12	33	(36)	(60)	7	408	(42)	322	(143)	525

Profit (loss) from discontinued operations									0	143	144

Net income (loss)	347	12	33	(36)	(60)	7	408	(42)	322	(0)	669

Attributable to::
— Group share	281	9	33	(36)	(60)	7	408	(42)	319	(0)	600
— Minority interests	66	3				0	0	0	3	0	69

Note:
•	Each of the reconciliation columns disclosed above are explained in sections V and VI, notes as indicated, herein under
•	Column “other” includes multiple adjustments of different nature (discount effect of some reserves, IFRS restatement impact from the Group’s stake in Thales, deferred taxes impact etc.) , individually not having a material impact.

IV.	Reconciliation of equity as of December 31, 2004

(in millions of euros)		Adjustments
				Other
			Orane &	impacts	Stock-	Carry back	Business		Total	Reclas-
	French	R&D	Oceane	IAS 32-39	options	receivables	combinations		Adjust-	sifications
	GAAP	(V.A)	(V.B)	(V.C)	(V.D)	(V.E)	(V.G)	Other	ments	(VI.G)	IFRS

Goodwill, net	3,586						388	(6)	382	(194)	3,774
Other intangible assets, net	397	323							323	0	720
Property, plant and equipment, net	1,161							5	5	(71)	1,095
Share in net income of equity affiliates	454							(17)	(17)	175	612

Inventories and work in progress, net	1,527								0	(254)	1,273
Amount due from customers on construction type contracts									0	708	708
Trade and other receivables, net	3,520			(105)				(4)	(109)	(725)	2,686
Advances and progress payments									0	90	90

Deferred tax assets		(38)			(14)			(6)	(58)	1,651	1,593
Other current and non-current assets	3,281		(57)	737		158		12	850	(1,730)	2,401
Assets held for sale or related to discontinued activities									0	196	196

Cash, cash equivalents and marketable securities	5,111			64					64	(12)	5,163

TOTAL ASSETS	19,037	285	(57)	696	(14)	158	388	(16)	1,440	(166)	20,311

Accrued pension and retirement obligations	1,144								0	0	1,144
Other equity (notes mandatorily redeemable for shares)	645		(645)						(645)	0	0
Borrowings and financial debts	4,359		(146)	106		173		0	133	105	4,598
Deferred tax liabilities								6	6	80	86

Reserves for liabilities and charges	2,278			15				21	36	(264)	2,050
Customer deposits and advances	1,164			0					0	(191)	973
Amount due to customers on construction type contracts									0	112	112
Trade payable and related accounts	3,360			(3)				(0)	(3)	(7)	3,350
Debts linked to bank activity	105								0	(105)	(0)
Liabilities related to discontinued activities									0	106	106
Other current and non-current liabilities	2,238			370	(79)			(3)	288	(2)	2,524

TOTAL LIABILITIES	15,293	0	(791)	488	(79)	173	0	25	(184)	(166)	14,943

NET ASSETS	3,744	285	734	208	65	(15)	388	(41)	1,624	0	5,368

Capital stock and additional paid-in capital	10,369		645		126				771	0	11,140
Treasury stock owns by consolidated companies	(1,605)								0	0	(1,605)
Deferred compensations					(66)				(66)	0	(66)
Other reserves	(5,041)	274	56	244	68	(22)	4	1	625	(516)	(4,932)
Cumulative translation adjustments	(636)	(1)			(3)		(25)	1	(28)	516	(148)
Net income attributable to the Group	281	9	33	(36)	(60)	7	408	(42)	319	(0)	600

Shareholders’ equity attributable to the Group	3,368	282	734	208	65	(15)	387	(40)	1,621	(0)	4,989

Minority interests — Income	66	3	0	0	0		0	0	3	0	69
Minority interests — Shareholders’ equity	310	0	0	0	0		1	(1)		0	310

TOTAL SHAREHOLDERS’ EQUITY	3,744	285	734	208	65	(15)	388	(41)	1,624	(0)	5,368

Note:	Each of the reconciliation columns disclosed above are explained in sections V and VI, notes as indicated, herein under

V.	Main adjustments

a.	capitalization of development costs (ias 38)

As indicated in Note 1e to the Group’s French GAAP consolidated financial statements as of December 31, 2004, research and development costs were expensed as incurred under French GAAP standards, with the exception of certain software development costs (€ 32 million in 2004, see Note 4 to the Group’s French GAAP consolidated financial statements as of December 31, 2004). The application of the principles defined in IAS 38 (Intangible Assets) requires the Group to capitalize part of the development cost that used to be expensed under French GAAP. Furthermore, IFRS 1 requires retrospective application of IFRS standards at the transition date i.e. January 1, 2004. Consequently, development expenditures capitalized in the opening IFRS balance sheet corresponding to periods prior to January 1, 2004 amount to € 312 million while related deferred tax assets amount to (€ 38) million, or a net € 274 million impact in Shareholders equity.

Alcatel has put in place the information systems required to test the eligibility of development costs for capitalization, as set out in the standard. However, full retrospective application of IAS 38 has not been possible due to the lack of complete and reliable information for prior periods. If the Group’s research and development effort remains constant, this new IAS 38 implementation will have a positive impact, though decreasing, on net income (€ 100 million in 2004 earnings) given an average remaining amortization period of 2 to 3 years. The impact of capitalization is thus presented under a specific income statement caption to better isolate the ramp-up effect of the capitalization of development costs.

Application of IAS 38 and IAS 36 (Impairment of Assets) has caused a net adjustment in 2004 consolidated financial statements of € 12 million, resulting from the aforementioned € 100 million (period development expenses eligible to capitalization as per IAS 38, minus amortization charge from prior-periods’ capitalized development expenses); offset to a large extend by an exceptional € 88 million charge corresponding to an impairment loss related to prior periods’ capitalized development costs.

Table below reflects respective adjustments at opening balance sheet and 2004 consolidated income statements (including on a quarterly basis), as well as closing balance sheet figures.

(in millions of euros)	1/1/2004	2004	12/31/2004

Other intangible assets, net	312		323
Deferred tax of assets	(38)		(38)

Assets	274		285

Liabilities	0		0

NET ASSETS	274		285

Other retained earnings	274		274
Cumulative translation adjustments	—		(1)
Net income (loss)	—	12	12

SHAREHOLDERS’ EQUITY	274		285

	Q1	Q2	Q3	Q4
(in millions of euros)	2004	2004	2004	2004	2004

R&D expenses	32	22	24	22	100
Impairment of goodwill and other intangibles	0	0	0	(88)	(88)

NET INCOME (LOSS)*	32	22	24	(66)	12

b.	orane / oceane (ias 32- ias 39)

The convertible bonds (OCEANE) and notes mandatorily redeemable for shares (ORANE) issued by the Group in 2002 and 2003, respectively, are compound financial instruments that, according to IAS 32, include a debt component (none, in the case of ORANE, interests having been pre-paid at issuance date) and an equity component (see section 4/ Accounting principles, note m above).

The first-time adoption of IFRS calls for recognition of these instruments’ equity component valued at the issuance date within shareholders’ equity as of January 1, 2004. The ORANE bonds, reported at its nominal issuance value of € 645 million in other equity under French GAAP, are reported as equity in the IFRS opening balance sheet at its issuance value reduced by the amount of related issuance expenses and pre-paid interest that had not been amortized as of December 31, 2003.

The convertible bonds OCEANE issued for a nominal value of € 1,022 million and reported until maturity at that same amount as financial debt under French GAAP, are reported in IFRS opening balance as financial debt for € 857 million and as shareholders’ equity for € 165 million.

The adjustments will affect the future level of financial expenses: positively due to the accounting for prepaid expenses (issuance costs and prepaid interests) against shareholders’ equity as of January 1, 2004 for € 109 million in the aggregate for the 2 instruments, and negatively due to the amortization charge of the OCEANE’s equity component until their maturity in January 2011.

(in millions of euros)	1/1/2004	2004	12/31/2004

Other current and non-current assets	(109)		(57)

Assets	(109)		(57)

Other equity (notes mandatorily redeemable for shares)	(645)		(645)
Borrowings and financial debts	(165)		(146)

Liabilities	(810)		(791)

NET ASSETS	701		734

Capital stock and additional paid-in capital	645		645
Other retained earnings	56		56
Net income	—	33	33

SHAREHOLDERS’ EQUITY	701		734

	Q1	Q2	Q3	Q4
(in millions of euros)	2004	2004	2004	2004	2004

Interest expense on notes mandatorily redeemable for shares	11	11	11	11	44
Net financial income (expense)	(3)	(3)	(3)	(3)	(11)

NET INCOME (LOSS)	8	8	8	8	33

c.	other ias 32-39 adjustments (hedging & investments available for sale)

Under IFRS, financial assets available for sale (as defined in IAS 39) are recorded at fair value. For listed securities, the restatement will consist of recording, in opening shareholders’ equity, the difference between carrying value and market value, net of any possible deferred tax impacts. Given the valuation rules used by the Group in French GAAP concerning financial assets as the lower of historical acquisition cost or market value, the impact on shareholders’ equity will be positive. Thus, the Group’s financial assets have been revalued at January 1, 2004 by € 53 million (of which € 48 million related to the Group’s holding in Nexans), and at December 31, 2004 by € 85 million, of which € 56 million in relation to Nexans and € 25 million to the Group’s holding in Avanex). During 2004, Alcatel reduced its holding in Avanex from above 20% to below 20% (see note 2 to the French GAAP Group’s financial statements at December 31, 2004, for changes in the consolidated companies). Accordingly, this investment was accounted for as an equity affiliate at January 1 and as a financial asset in other non current assets at December 31, 2004. Revaluation of the Group’s holding in Nexans has caused an equivalent increase in the Group’s net cash position at the opening and closing dates of respectively € 48 million and € 56 million, this stake in Nexans being accounted for as short term investment.

In accordance with the provisions of IAS 39 on financial instruments, derivatives are recorded at fair value in the balance sheet. Gains and losses resulting from reevaluation of the Group’s derivative instruments at fair value at the closing date are recognized in the income statement in case of fair value hedge accounting.

Derivative instruments qualify for fair value hedge accounting when i) at the inception of the hedge there is formal identification and documentation of the hedging relationship; and ii) the hedge is expected to be highly effective, its effectiveness can be reliably measured and it indeed proves to be highly effective throughout the financial reporting periods for which the hedge has been designated.

The Group holds interest rate derivatives (cf. section 4 Accounting principles, note s above) covering the entirety of its financial debt (fixed- interest rate debt, primarily). Most of those derivatives being fully attached to a well identified financial liability qualify as fair value hedges, and therefore, the changes in their fair value are largely offset in earnings by revaluations of the underlying debt.

Currency derivatives held by the Group are of two types: forex derivatives used to hedge balance sheet items or firm commitments that are eligible for fair value accounting and derivatives used for the hedge of forex risk on commercial bids that are accounted for as trading financial instruments. “Fair value” hedges have no impact on the income statement (except for their ineffective part that is accounted for as financial expenses), changes of fair value of the derivatives being offset by the changes in fair value of the corresponding balance sheet items or firm commitments.

Derivatives related to commercial bids have an impact on net income due to their ineligibility to hedge accounting. These derivatives are marked-to-market at each financial statement closing date and corresponding changes in fair value are accounted for in net income. Changes in fair value of the underlying commercial bid can not be accounted for in accordance with IAS 39 requirements. The application of IAS 39 will lead to volatility in net income during the period preceding the effectiveness of the commercial contract. Changes in fair value of these hedging instruments for bids are presented in cost of sales.

Changes in fair value of interest rate derivatives and currency derivatives are reported under IFRS as other assets and liabilities. Due to the IAS 32 strict rules preventing the offsetting of financial assets and liabilities, the derivatives will not be offset against the hedged balance sheet items and depending on the financial instruments used, it is basically not possible to offset balance sheet items related to derivatives concerning a single hedge transaction. Application of these rules leads to a large increase in assets and liabilities.

Accounting for those derivative instruments increases the Group’s retained earnings by €160 million at January 1, 2004 and by € 119 million at December 31, 2004.

(in millions of euros)	1/1/2004	2004	12/31/2004

Trade receivables and related accounts, nets	(101)		(105)
Other current and non-current assets	1126		738
Assets held for sale	2
Cash, cash equivalents and marketable securities	48		64

Assets	1075		697

Borrowings and financial debts	95		106
Reserves for liabilities and charges	(5)		15
Trade payables and related accounts	(3)		(3)
Other current and non-current payables	775		370

Liabilities	862		488

NET ASSETS	213		209

Other retained earnings	160		160
Fair value changes of shares available for sale	53		85
Cumulative translation adjustments	—		0

(in millions of euros)	1/1/2004	2004	12/31/2004

Net income	—	(36)	(36)

SHAREHOLDERS’ EQUITY	213		209

	Q1	Q2	Q3	Q4
(in millions of euros)	2004	2004	2004	2004	2004

Revenues	(7)	(6)	(7)	(11)	(31)
Costs of sales *	(31)	6	5	20	0

Gross profit	(38)	(0)	(2)	9	(31)

Net financial income (expense) **	34	(43)	24	(20)	(5)

NET INCOME (LOSS)	(4)	(43)	22	(11)	(36)

*	Of which related to hedging of exchange risks on commercial bids amounting to € (28) million in Q1, € 0 million in Q2, € 10 million in Q3 and € 49 million in Q4. Total impact in 2004 € 31 million.

**	Quarterly data is susceptible to be modified in the course of 2005 resulting from a more accurate and deeper analysis of IAS 32 –39 application. Those possible modifications shall not affect the full year net financial income (expense).

D.	stock options (ifrs 2 & ifrs 3)

The application of IFRS 2 (Share-based Payment) implies the modification of the method of accounting for stock options granted by the Group to its employees. Alcatel has elected not to adopt the full retrospective application option allowed by the standard. Only stock option plans established after November 7, 2002, and whose stock options not yet fully vested at December 31, 2004, are restated in the IFRS opening balance sheet as of January 1, 2004. IFRS 2 treatment will apply to the 2003 and 2004 plans, and the plans resulting from business combinations completed after November 7, 2002, under which the stock options had not yet fully vested at December 31, 2004 (see notes 2 and 21c to the Group’s French GAAP consolidated financial statements as of December 31, 2004), as well as to future plans.

The Group has retained a Cox-Ross-Rubinstein binomial model to measure the implied complementary compensation of stock-option grants. Their fair value has been determined at their respective granting dates and represents a deferred compensation amounting to € 35 million in the IFRS opening balance sheet as of January 1, 2004 that has been booked against an additional paid-in capital for the same amount, the net impact on shareholders’ equity therefore being nil. The corresponding amortization charge is to be spread over the related stock options vesting period, i.e. 4 years for most of the plans concerned. This amortization is not linear but depends of the vesting conditions attached at each plan.

Amortization charge of above referred stock options vested during 2004 amounts to € 60 million in the Group’s IFRS full year income statement. This impact is presented under a specific income statement caption. However, as the compensation expense does not result in an outflow of cash and as the contra entry to the expense is recorded in retained earnings, the application of this standard has no impact on shareholders’ equity, either at January 1, 2004, or at December 31, 2004.

Application of this standard will also have a negative impact on future earnings, as vesting progresses. Whilst there is a ramp-up effect to be considered given limited retrospective application of IFRS 2, income statement impacts from future plans are difficult to anticipate as their fair values will depend on market or behavioral factors (e.g. stock evolution, volatility, stock-option exercise practices, etc).

The IFRS opening balance sheet also contains a net € 200 million increase in shareholders equity (€ 231 million from other payables partly offset by €(31) million from related deferred tax assets) for cancellation of provisions prevailing under French GAAP related to stock-options existing in companies that were acquired by the Group before January 1, 2004. Those reserves were booked based on the intrinsic value of existing stock-options at the acquisition date, a treatment that does not comply with the IFRS 2 and IFRS 3 (Business combinations) rules. At year-end 2004, those liabilities amounted to €79M and related deferred tax assets to €(14) million, therefore, causing a net change on shareholders equity of € 65 million.

(in millions of euros)	1/1/2004	2004	12/31/2004

Deferred tax assets	(31)		(14)
Assets	(31)		(14)

Other current and non-current payables	(231)		(79)

Liabilities	(231)		(79)

NETS ASSETS	200		65

Capital stock and additional paid-in-capital	35		126
Deferred compensation	(35)		(66)
Other retained earnings	200		68
Cumulative translation adjustments	—		(3)
Net income	—	(60)	(60)

SHAREHOLDERS’ EQUITY	200		65

	Q1	Q2	Q3	Q4
(in millions of euros)	2004	2004	2004	2004	2004

Share-based payment (stock option plans)	(7)	(17)	(18)	(18)	(60)

NET INCOME	(7)	(17)	(18)	(18)	(60)

e.	svf trust and sale of a carry-back tax receivable

IFRS requires that certain off-balance sheet commitments and off-balance sheet financial assets and liabilities prevailing under the Group’s French GAAP financial statements, namely the structured securitization schemes and the sale of a carry back tax receivable be consolidated on balance sheet. The Group’s off balance sheet commitments are described in note 31 to the consolidated financial statements as of December 31, 2004, under French GAAP.

Securitization schemes:
At December 31, 2003, the Group participated in two structured securitization schemes (the SVF program and a customer receivable securitization program). The special purpose vehicle used in the SVF program was consolidated in the Group’s French GAAP financial statements with effect from January 1, 2004, following changes in the French accounting regulations. Corresponding impact on the IFRS opening balance sheet as of January 1, 2004 is of € 200 million reported as “other assets” and € 212 million as “financial liability”. Insofar as those items were consolidated under French GAAP in 2004 and the program was terminated during 2004, there is no restatement impact in 2004 closing financial statements.

The special purpose entity used in the customer receivables securitization program was already consolidated at December 31, 2003 under French GAAP, therefore, the application of IFRS to this program has no impact on the consolidated financial statements.

Carry-back tax receivable
The recognition of the carry-back receivable sold in 2002, is reported under IFRS, at the asset side of the balance sheet, as “other non current asset” at its discounted value using the discount rate applied in the sale transaction by the intervening credit institution and as a “financial liability” at its discounted value using the French state bonds’ discount rate, at the liability site of the balance sheet.

The SVF and carry-back recognition impacts as of January 1 and December 31, 2004 are as follows:

(in millions of euros)	1/1/2004	2004	12/31/2004

Other current and non current assets	342		158

Assets	342		158

Financial debt	375		173
Provisions	(32)		0

Liabilities	343		173

NETS ASSETS	(1)		(15)

Capital stock and additional paid-in capital	0		0
Deferred compensation	0		0
Other retained earnings	(21)		(22)
Cumulative translation adjustments	—		0
Net income	—	7	7
Minority interests	20	0

SHAREHOLDERS’ EQUITY	(1)		(15)

	Q1	Q2	Q3	Q4
(in millions of euros)	2004	2004	2004	2004	2004

Net financial income (expense)	2	2	1	2	7

NET INCOME	2	2	1	2	7

F.	pension and retirement obligations (ias 19)

The methods for determining pensions and other post-employment benefits, as described in notes 1i and 24 to the Group’s French GAAP consolidated financial statements as of December 31, 2004, are compliant with IAS 19 (Employee Benefits). At December 31, 2004 and in anticipation of IFRS implementation the Group applied with a retroactive effect as of January 1, 2004 the “Conseil National de la Comptabilité” recommendation (2003-R.01). The pre-tax impact on shareholders’ equity as of January 1, 2004 of applying this recommendation equals to a € 223 million decrease (see note 24 b to the Group’s French GAAP 2004 financial statements as of December 31, 2004). That impact only appears as an IFRS adjustment at January 1, 2004 opening balance but no longer at 2004 year end.

g.	business combinations (ifrs 3)

As indicated in the Accounting principles section above, note 3 c, the Group abandoned the “French pooling of interests” method for consolidated financial statements under French accounting principles as from January 1, 2004 in anticipation of the transition to IFRS. The Pooling of interest method is prohibited by IFRS 3 (Business Combinations).

As permitted by IFRS 1 (First –time adoption of IFRS), business combinations completed before January 1, 2004 have not been restated in accordance with IFRS 3. The transition to IFRS results in no restatement between French GAAP and IFRS opening balance sheets at January 1, 2004.

In application of IFRS 3, as of January 1, 2004, goodwill is no longer amortized, causing an adjustment from French GAAP to IFRS closing balance sheets at December 31, 2004 amounting to € 388 million in the Group’s shareholders equity (of which € 408 million in net income).

(in millions of euros)	1/1/2004	2004	12/31/2004

Goodwill, net	0		388

Assets	0		388

Liabilities	0		0

NETS ASSETS	0		388

Capital stock and additional paid-in capital	0		0
Deferred compensation	0		0
Other retained earnings	0		5
Cumulative translation adjustments	—		(25)
Net income	—	408	408

SHAREHOLDERS’ EQUITY	0		388

	Q1	Q1	Q1	Q1
(in millions of euros)	2004	2004	2004	2004	2004

Amortization of goodwill	105	102	103	98	408

NET INCOME	105	102	103	98	408

VI.	Reclassifications

Under IAS 1 (Presentation of financial statements), IFRS balance sheet is to be presented following a current/non-current presentation. Under French GAAP, the Group presents its balance sheet according to liquidity of its assets and liabilities. Therefore, the Group balance sheet format has been reviewed in order to report current / non-current items separately under IFRS. Assets and liabilities related to the operating cycle and other items maturing within 12 months from the date of closing of the financial statements are classified as current; all other assets and liabilities are classified as non current. In addition, certain specific rules governing the off setting of assets and liabilities (for example, certain reserves for product sales relating to construction contracts that have to be deducted from contract assets in accordance with IAS 11- Construction contracts- rules) result in reclassifications compared to French GAAP practice. Also in application of IAS 1, minority interests are now included in equity. For comprehension sake, however, we are also presenting the breakdown of shareholders equity into Group’s part and minority interests’ part.

Thus, the application of IAS 1 (as revised December 2003), IAS 12 (Income Taxes), IAS 11 (Construction contracts), IFRS 1 (First-time adoption of IFRS), IAS 28 (Investments in Associates) and IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations) have significant consequences on the manner of presenting the financial information as explained below.

A.	IAS 1 and IAS 12

Main balance sheet impacts from the application of this principle are i) the identification of deferred tax assets and liabilities (as non current assets or liabilities ) in an isolated caption, instead of being grouped within other assets and other liabilities, and ii) the consideration of the Group’s debt linked to the bank activity as financial debt (€ 224 million at January 1, 2004 and € 105m at December 31, 2004).

From the income statement perspective, the application of this standard have implied that exceptional or non recurrent results like, for example, capital gain/losses from fixed assets disposals (these amounting to € 94 million in 2004) or from the disposal of financial investments (these amounting to € 256 million in 2004) are reclassified from “other revenues/(expense)” under French GAAP into the other income statement lines that reflect the function of the underlying assets, such as cost of sales, SG&A, R&D, financial income (loss) or result from discontinued activities.

B.	IAS 11 Construction contracts

The principles of IAS are very close to those already used by the Group to account for construction contracts (or long-term contracts). In particular, the percentage of completion method of accounting applied by the Group (see note 1l to the Group consolidated financial statements under French GAAP at December 31, 2004) complies with IAS 11. Contract segmentation and combination rules are also basically equivalent to the Group’s principles.

The way of accounting for penalty reserves (changes are recorded in contract revenues under IFRS but in cost of sales in the Group’s financial statements under French GAAP), and the way of accounting for the financial impact in net sales of deferred payments when they are material, have had a limited effect on 2004 income statement restatement. Thus, penalties related to construction contracts during the full year have meant a € 27 million reclassification adjustment in the Group’s consolidated 2004 income statement reducing sales and cost of sales by the same amount with no effect on either the Group’s gross profit or on IFRS opening shareholders’ equity.

On the balance sheet side, the adjustments introduced by this standard are more important. The presentation of assets and liabilities related to construction contracts under specific balance sheet captions and the application of specific offset rules as required by IAS 11, reduces the Group’s working capital, due primarily to certain reserves for product sales (contract losses and other product sales reserves) that are now included in the definition of working capital needs, in contrast with the French GAAP practice. That treatment implies a reduction in working capital needs of € 178 million at January 1, 2004 and of € 185 million at December 31, 2004. Indeed, each construction contract is measured on a stand alone basis and the difference between costs incurred plus recognized profits; less the sum of recognized losses and progress billings (corresponding mainly to accrued receivables, work-in-progress and some product sales reserves) is presented either as “amount due from customers” when the net balance is a debit, or in “amounts due to customers” when the net balance is a credit. This reclassification has implied a reduction on assets and on liabilities of € 190 million at January 1, 2004 and of € 269 million at December 31, 2004.

C.	IFRS 1 First-time adoption – Cumulative Translation Adjustments

IFRS 1(First adoption of IFRS) allows companies to reclassify cumulative translation adjustments in consolidated reserves at January 1, 2004. As a result, if in the future a Group’s business or company that is labeled in a foreign currency is disposed of, the resulting gain or loss reported in the period income statement will contain no positive or negative impact from monetary fluctuations generated prior to the transition date. The adoption of this treatment causes an opening balance sheet’s reclassification adjustment of € 518 million, which has no impact on the shareholders’ equity at January 1, 2004.

D.	IAS 28 Investment in Associates

In application of this standard, the goodwill related to companies consolidated using equity method which is currently presented as goodwill under French GAAP, is to be reclassified into

“Share in net assets of equity affiliates”, therefore increasing the latter balance by an equivalent amount. This treatment causes an opening balance sheet impact, of € 188 million at January 1, 2004, and of € 194 million at December 3, 2004, but no shareholders’ impact.

E.	IFRS 5 Non-current assets held for sale and discontinued operations

Net assets of disposal Group or tangible assets identified as held to be sold, as defined in IFRS 5, are reported as assets/liabilities to be sold, without offsetting of related assets and liabilities being possible under IFRS. Property, plant and equipment reported as “assets held to be sold” are no longer depreciated.

The reclassification impact in the Group’s consolidated balance sheet amounted to € 247 million as of January 1, 2004 and € 103 million as of December 31, 2004 (of which SAFT and other assets to be disposed of represented € 432 million in assets to be sold and € 253 million in liabilities of a disposal group at January 1, 2004 and SAFT Power System activities and other assets represented respectively € 196 million of assets to be sold and € 106 million of liabilities in a disposal group at December 31, 2004).

The application of this standard has no material impact in the Group’s 2004 earnings, except for the various reclassification operated among different income statement lines. Thus, the net capital gain resulting from the disposal of SAFT activities and from the respective transfer of the optical fiber and mobile phone activities to the Draka JV and TAMP JV, that amounted overall to € 211 million in 2004, is reclassified from “other revenue (expense)” into “income (loss) from discontinued operations”.

The net result of these discontinued activities from January 1, 2004 to the date of disposal, reported under French GAAP into “share in net income of equity affiliates” for € 66 million is also reclassified under IFRS into “income (loss) from discontinued operations” for € 145 million.

Several reclassification tables are disclosed below summarizing all the reclassification adjustments in the Group’s consolidated balance sheet at January 1 and at December 31, 2004, as well as in the Group’s full year 2004 consolidated income statement.

F.	balance sheet as of january 1, 2004 — Reclassification

					IFRS 5
					Discontinued -
	IAS 1	IAS 11	IFRS 1		held
	Specific	Construction	Translation	IAS 28	for sale and
(in millions of euros)	line item	contracts	adjustment	Associates	Other	TOTAL

Goodwill, nets				(188)		(188)
Intangible assets, net					(69)	(69)
Share in net assets of equity affiliates				188	(110)	78
Inventories and work in progress, nets		(228)				(228)
Amounts due from customers on construction type contracts		527				527
Trade receivables and related accounts, net		(489)			(7)	(496)
Advances and progress payments	106					106
Deferred tax of assets	2,011					2,011
Other current and non-current assets	(2,118)				16	(2,102)
Assets held for sale					432	432
Cash, cash equivalents and marketable securities					(15)	(15)

Assets	(1)	(190)	0	0	247	56

Borrowings and financial debts	224				0	224
Reserves for liabilities and charges		(253)				(253)
Deferred tax liabilities	70					70
Advances and customers deposits		(33)			(83)	(116)
Amounts due to customers on construction contracts type		91				91
Trade payables and related accounts		6				6
Debt linked to bank activity	(224)					(224)
Debt of discontinued activities					253	253
Other current and non-current payables	(71)	(1)			77	5

Liabilities	(1)	(190)			247	56

					IFRS 5
					Discontinued -
	IAS 1	IAS 11	IFRS 1		held
	Specific	Construction	Translation	IAS 28	for sale and
(in millions of euros)	line item	contracts	adjustment	Associates	Other	TOTAL

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(518)			(518)
Cumulative translation adjustments			518			518

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

G.	balance sheet as of december 31, 2004 — Reclassification

					IFRS 5
					Discontinued -
	IAS 1	IAS 11	IFRS 1		held
	Specific	Construction	Translation	IAS 28	for sale &
(in millions of euros)	line item	contracts	adjustment	Associates	Other	TOTAL

Goodwill, nets				(194)		(194)
Intangible assets, net					(71)	(71)
Share in net assets of equity affiliates				194	(19)	175
Inventories and work in progress, nets		(254)				(254)
Amounts due from customers on construction type contracts		708				708
Trade receivables and related accounts, net		(723)			(2)	(725)
Advances and progress payments	90					90
Deferred tax of assets	1,651					1,651
Other current and non-current assets	(1,741)				11	(1,730)
Assets held for sale					196	196
Cash, cash equivalents and marketable securities					(12)	(12)

Assets	0	(269)	0	0	103	(166)

Borrowings and financial debts	105					105
Reserves for liabilities and charges		(264)				(264)
Deferred tax of liabilities	80					80
Advances and customers deposits		(109)			(79)	(191)
Amounts due to customers on construction type contracts		112				112
Trade payables and related accounts		(7)				(7)
Debt linked to bank activity	(105)					(105)
Debt of activities to be disposed of					106	106
Other current and non-current payables	(80)	(2)			76	(2)

Liabilities	0	(269)			103	(166)

NET ASSETS	0	0	0	0	0	0

Other retained earnings			(518)		2	(516)
Cumulative translation adjustments			518		(2)	516

SHAREHOLDERS’ EQUITY	0	0	0	0	0	0

H.	income statement 2004 — Reclassification

			IAS 1
	IAS 1	IAS 11	disposal of	IFRS 5
	disposal of	Construction	financial	Discontinued -
(en millions d’euros)	assets	contracts	assets	held for sale	Other	TOTAL

Revenues		(27)			22	(5)
Costs of sales	23	27			4	54

Gross profit	23	0	0		26	49

Administrative and selling expenses	71				(7)	64
R&D costs					(1)	(1)

Operating profit (loss)	94	0	0	0	18	112

Share-based payment
Restructuring costs					(2)	(2)
Impairment of goodwill and other intangibles
Amortization of goodwill

					1	1
Interest expense on notes mandatorily redeemable
Net financial income (expense)			45		11	57
Other revenue (expense)	(94)		(45)	(211)		(350)
Share in net income of equity affiliates				66	(6)	60

Income tax					(21)	(21)
Net income of discontinued activities				145	(2)	143

NET INCOME (LOSS)	0	0	0	0	0	0

VII.	Reconciliation of working capital and net cash (financial debt) position as of January 1 and December 31, 2004

A.	Working capital as of January 1, 2004 — Reconciliation

		Adjustments
		Other
		impacts			Reclas-
	French	IAS 32-39		Total	sifications
	GAAP	(V.C)	Other	Adjustments	(VI.F)	IFRS

Inventories and work in progress, net	1,432			0	(228)	1,204
Amount due from customers on construction type contracts				0	527	527
Trade and other receivables, net	3,364	(101)	(4)	(105)	(496)	2,763
Advances and progress payments	106	0		0	0	106
Advances and customer deposits	(1,181)	0	0	0	116	(1,065)
Amount due to customers on construction type contracts				0	(91)	(91)
Trade payable and related accounts	(3,617)	3	0	3	(6)	(3,620)
Currency derivatives on working capital (1)		98	0	98		98

Operating working capital — net	104	0	(4)	(4)	(178)	(78)

Note:

•	Each of the reconciliation columns disclosed above are explained in sections V and VI in this document, notes as indicated

•	(1) Accounted for in other current assets and liabilities

B.	Net cash (financial debt) as of January 1, 2004 – Reconciliation

		Adjustments
			Other	Carry
		Orane &	impacts	back and		Reclas-
	French	Oceane	IAS 32-39	SVF	Total	sifications
	GAAP	(V.B)	(V.C)	(V.E)	Adjustments	(VI.F)	IFRS

Cash, cash equivalents and marketable securities	6,269		48		48	(15)	6,302
Borrowings and other	(5,293)	165	(95)	(375)	(305)	(224)	(5,822)
Derivatives relative to the net financial debt			107		107		107

Net cash (financial debt)	976	165	60	(375)	(150)	(239)	587

Notes:

•	Each of the reconciliation columns disclosed above are explained in sections V and VI, notes as indicated

•	Reclassification relative to the Group’s bank activity (€ 224 million) presented as financial debt under IFRS in contrast to its classification as a specific line item under French GAAP.

•	Other IAS 32-39 impacts reflect the revaluation of the Group’s stake in Nexans by € 48 million which is accounted for as short term investment, and the revaluation of the financial debt to take into account impact of changes in interest rate, largely offset by the revaluation of the underlying interest derivative.

•	The € 375 million restatement refers to the SVF consolidation (€ 212 million) and to the recognition of the carry-back sold (€163 million).

C.	Working capital as of December 31, 2004 – Reconciliation

		Adjustments
		Other
		impacts			Reclas-
	French	IAS 32-39		Total	sifications
(in millions of euros)	GAAP	(V.B)	Other	Adjustments	(VI.G)	IFRS

Inventories and work in progress, net	1,527				(253)	1,273
Amount due from customers on construction type contracts					708	708
Trade and other receivables, net	3,520	(105)	(4)	(109)	(725)	2,686
Advances and progress payments	89		1	1	(0)	90
Advances and customer deposits	(1,164)		0	0	191	(973)
Amount due to customers on construction type contracts					(112)	(112)
Trade payable and related accounts	(3,360)	3	0	3	7	(3,350)
Currency derivatives on working capital (1)		102		102		102

Operating working capital — net	612	0	(3)	(3)	(185)	424

Note:

•	Each of the reconciliation columns disclosed above are explained in sections V and VI within this document, notes as indicated

•	(1) Accounted for in other current assets and liabilities

D.	Net cash (financial debt) as of December 31, 2004 – Reconciliation

		Adjustments
			Other
		Orane &	impacts	Carry		Reclas-
	French	Oceane	IAS 32-39	back	Total	sifications
(in millions of euros)	GAAP	(V.B)	(V.C)	(V.E)	Adjustments	(VI.G)	IFRS

Cash, cash equivalents and marketable securities	5,111		64	0	64	(12)	5,163
Borrowings and financial debts	(4,359)	146	(106)	(173)	(133)	(105)	(4,597)
Derivatives relative to the net financial debt			105		105		105

Net cash (financial debt)	752	146	63	(173)	36	(117)	671

Notes:

•	Each of the reconciliation columns disclosed above are explained in sections V and VI, notes as indicated

•	Reclassification relative to the Group’s bank activity (€105 million) presented as financial debt under IFRS in contrast to its classification as a specific line item under French GAAP.

•	Other IAS 32-39 impacts mainly reflect the revaluation of the Group’s stake in Nexans by € 56 million which is accounted for as short term investment, and the revaluation of the financial debt to take into account impact of changes in interest rate, largely offset by the revaluation of the underlying interest derivative.

•	The € 173 million restatement refers to the carry-back receivable sold. Note that the consolidation of the SVF has no impact at December 31, 2004 since it was already reflected in the Group’s financial statements under French GAAP in 2004 and the program was terminated during 2004.

VIII.	Impacts of IFRS adjustments on consolidated statement of cash flows

IFRS adjustments have no impact on consolidated statements of cash flows (accounting for available for sale investments at fair value, deferred compensation related to share-based payments, fair value hedge accounting etc.).

The cash flow statements as defined in IAS 7 is very similar to the consolidated statement of cash flows already presented by the Group. We anticipate no major change concerning the way of presentation of consolidated statement of cash flows under IFRS in comparison with information given in the 2004 consolidated financial statements under French GAAP.

6/	2004 CONSOLIDATED INCOME STATEMENTS BY QUARTER, IFRS STANDARDS

a/	IFRS Consolidated Income statements by quarter

(en millions d’euros)	Q1 2004	Q2 2004	Q3 2004	Q4 2004	2004

Revenues	2,515	2,899	3,024	3,806	12,244
Costs of sales	(1,607)	(1,714)	(1,865)	(2,445)	(7,631)

Gross profit	908	1,185	1,159	1,361	4,613

Administrative and selling expenses	(487)	(532)	(429)	(496)	(1,943)
R&D costs	(337)	(390)	(364)	(397)	(1,488)

Operating profit (loss)	84	263	366	468	1,181

Share-based payment (stock options plans)	(7)	(17)	(18)	(18)	(60)
Restructuring costs	(65)	(68)	(18)	(168)	(319)
Impairment of goodwill	0	0	0	(88)	(88)

Income (loss) from operating activities	12	178	330	194	714

Net financial income (expense) (1)	8	(39)	(50)	(14)	(95)
Share in net income of equity affiliates	6	(3)	(30)	(30)	(57)

Profit before tax, minority interests and discontinued operations	26	136	250	150	562

Income tax	20	28	(14)	(71)	(37)

Profit (loss) from continuing operations	46	164	236	79	525

Profit (loss) from discontinued operations	229	(46)	(6)	(33)	144

Net profit (loss)	275	118	230	46	669

Attributable to:
— Group share	278	97	200	25	600
— Minority interests	(3)	21	30	21	69

Net income per share, Group share (in euros):
— Basic earnings per share	0.20	0.07	0.15	0.02	0.44
— Diluted earnings per share	0.20	0.07	0.15	0.02	0.44

Net income per share (in euros):
— Basic earnings per share	0.03	0.12	0.18	0.06	0.39
— Diluted earnings per share	0.03	0.12	0.17	0.06	0.39

Note :

•	The data provided above corresponds to quarterly information given in disclosure note 37 of the 2004 consolidated financial statements under French GAAP restated to take into account IFRS valuation principles.

•	(1) cf. note in chapter 5 section V – c above

b/	Reconciliation of profit or loss for the first quarter 2004

		Adjustments
				Other
			Orane &	impacts	Stock-	Carry	Business
	French	R&D	Oceane	IAS 32-39	options	back	combinations		Total	Reclas-
(in millions of euros)	GAAP	(V.A)	(V.B)	(V.C)	(V.D)	(V.E)	(V.G)	Other	Adjustments	sifications	IFRS

Revenues	2,533			(7)				5	(2)	(16)	2,515
Cost of sales	(1,562)			(31)				1	(30)	(15)	(1,607)

Gross profit	971	0	0	(38)	0		0	6	(32)	(31)	908

Administrative and selling expenses	(498)							(2)	(2)	13	(487)
R&D costs	(369)	32						1	33	(1)	(337)

Operating profit (loss)	104	32	0	(38)	0		0	5	(1)	(19)	84

share-based payment (stock options plans)					(7)			0	(7)	0	(7)
Restructuring costs								(1)	(1)	0	(65)
Impairment of goodwill and other intangibles assets	(64)							0	0	0	0
Amortization of goodwill	(105)						105	1	106	(1)	0

Income (loss) from operating activities		32	0	(38)	(7)		105	5	97	(20)	12

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0	(0)
Net financial income (expense)	(40)		(3)	34		2		1	34	14	8
Other revenue (expense)	245		0	0				(1)	(1)	(244)	0
Share in net income of equity affiliates	(16)							1	1	21	6

Profit before tax and discontinued operations		32	8	(4)	(7)	2	105	6	142	(229)	26

Income tax	16	0						4	4	0	20

Profit (loss) from continuing operations		32	8	(4)	(7)	2	105	10	146	(229)	46

Profit (loss) from discontinued operations								(0)	(0)	229	229

Net income (loss)	129	32	8	(4)	(7)	2	105	10	146	(0)	275

Attributable to:
— Group share	134	30	8	(4)	(7)	2	105	10	144	(0)	278
— Minority interests	(5)	2				0	0	0	2	0	(3)

c/	Reconciliation of profit or loss for the second quarter 2004

		Adjustments
				Other
			Orane &	impacts	Stock-	Carry	Business		TOTAL
	French	R&D	Oceane	IAS 32-39	options	back	combinations		Total	Reclas-
(in millions of euros)	GAAP	(V.A)	(V.B)	(V.C)	(V.D)	(V.E)	(V.G)	Other	Adjustments	sifications	IFRS

Revenues	2,911			(6)				3	(3)	(9)	2,899
Cost of sales	(1,755)			6				3	9	32	(1,714)

Gross profit	1,156	0	0	(0)	0		0	6	6	23	1,185

Administrative and selling expenses	(532)			0				(1)	(1)	1	(532)
R&D costs	(413)	22		0				1	23	0	(390)

Income (loss) from	211	22	0	(0)	0		0	6	28	24	263

share-based payment (stock options plans)				0	(17)			0	(17)	0	(17)
Restructuring costs	(67)			0				1	1	(2)	(68)
Impairment of goodwill and other intangibles assets				0				0	0	0	0
Amortization of goodwill	(102)			0			102		102	0	(0)

Income (loss) from operating activities		22	0	(0)	(17)		102	7	114	22	178

Interest expense on notes mandatorily redeemable for shares	(11)		11	0				0	11	0	(0)
Net financial income (expense)	(3)		(3)	(43)		2		(1)	(45)	9	(39)
Other revenue (expense)	32		0	0				0	0	(32)	0
Share in net income of equity affiliates	(43)							(0)	(0)	40	(3)

Profit before tax and discontinued operations		22	8	(43)	(17)	2	102	5	79	40	136

Income tax	28	0						0	0	(0)	28
Profit (loss) from continuing operations		22	8	(43)	(17)	2	102	5	79	40	164

Profit (loss) from discontinued operations								(6)	(6)	(40)	(46)

Net income (loss)	45	22	8	(43)	(17)	2	102	(1)	73	(0)	118

Attributable to::
- Group share	23	22	8	(43)	(17)	2	102	0	74	(0)	97
- Minority interests	22	0				0	0	(1)	(1)	0	21

d/	Reconciliation of profit or loss for the third quarter 2004

		Adjustments
				Other
			Orane &	impacts	Stock-	Carry	Business		TOTAL
	French	R&D	Oceane	IAS 32-39	options	back	combinations		Total	Reclas-
(in millions of euros)	GAAP	(V.A)	(V.B)	(V.C)	(V.D)	(V.E)	(V.G)	Other	Adjustments	sifications	IFRS

Revenues	3,009			(7)				4	(3)	18	3,024
Cost of sales	(1,872)			5				5	10	(3)	(1,865)

Gross profit	1,137	0	0	(2)	0		0	9	7	15	1,159

Administrative and selling expenses	(486)			0				1	1	56	(429)
R&D costs	(381)	24		0				(8)	16	1	(364)

Operating profit (loss)	270	24	0	(2)	0		0	2	24	72	366

share-based payment (stock options plans)				0	(18)			0	(18)	0	(18)
Restructuring costs	(14)			0				(4)	(4)	0	(18)
Impairment of goodwill and other intangibles assets				0				0	0	0	0
Amortization of goodwill	(103)			0			103	0	103	0	(0)

Income (loss) from operating activities)		24	0	(2)	(18)		103	(2)	105	72	330

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0	(0)
Net financial income (expense)	(44)		(3)	24		1		2	25	(31)	(50)
Other revenue (expense)	47		0	0				(6)	(6)	(41)	(0)
Share in net income of equity affiliates	(19)							(24)	(24)	13	(30)

Profit before tax and discontinued operations		24	8	22	(18)	1	103	(30)	111	13	250

Income tax	(13)							(1)	(1)	0	(14)

Profit (loss) from continuing operations		24	8	22	(18)	1	103	(31)	110	13	236

Profit (loss) from discontinued operations								7	7	(13)	(6)

Net income (loss)	113	24	8	22	(18)	1	103	(24)	117	0	230

Attributable to::
- Group share	84	24	8	22	(18)	1	103	(24)	115	0	200
- Minority interests	29					0			1	0	30

e/	Reconciliation of profit or loss for the fourth quarter 2004

		Adjustments
				Other
			Orane &	impacts	Stock-	Carry	Business		TOTAL
	French	R&D	Oceane	IAS 32-39	options	back	combinations		Total	Reclas-
(in millions of euros)	GAAP	(V.A)	(V.B)	(V.C)	(V.D)	(V.E)	(V.G)	Other	Adjustments	sifications	IFRS

Revenues	3,812			(11)				3	(8)	2	3,806
Cost of sales	(2,501)			20				(4)	16	40	(2,445)

Gross profit	1,311	0	0	9	0		0	(1)	8	42	1,361

Administrative and selling expenses	(494)			0				4	4	(5)	(496)
R&D costs	(424)	22						5	27	(1)	(397)

Operating profit (loss)	393	22	0	9	0		0	8	39	36	468

share-based payment (stock options plans)					(18)			0	(18)	0	(18)
Restructuring costs	(159)							(8)	(8)	(1)	(168)
Impairment of goodwill and other intangibles assets		(88)						0	(88)	0	(88)
Amortization of goodwill	(99)						98	1	99	0	(0)

Income (loss) from operating activities		(66)	0	9	(18)		98	1	24	35	194

Interest expense on notes mandatorily redeemable for shares	(11)		11					0	11	0	(0)
Net financial income (expense)	(45)		(3)	(20)		2		(12)	(33)	64	(14)
Other revenue (expense)	40		0	0				(8)	(8)	(33)	(0)
Share in net income of equity affiliates	(19)							3	3	(14)	(30)

Profit before tax and discontinued operations		(66)	8	(11)	(18)	2	98	(16)	(3)	52	150

Income tax	(40)			(0)				(11)	(11)	(20)	(71)

Profit (loss) from continuing operations		(66)	8	(11)	(18)	2	98	(27)	(14)	32	79

Profit (loss) from discontinued operations								(1)	(1)	(32)	(33)

Net income (loss)	60	(66)	8	(11)	(18)	2	98	(28)	(15)	(0)	46

Attributable to::
- Group share	40	(66)	8	(11)	(18)	2	98	(28)	(15)	(0)	25
- Minority interests	20			0					1	0	21

7/	INFORMATION BY BUSINESS SEGMENT AND BY GEOGRAPHICAL SEGMENT

a/	Information by business segment

(in millions of euros)	Q12004	Q22004	Q32004	Q42004	2004

Revenues :

- Fixed communications	1,086	1,305	1,203	1,531	5,125
- Mobile communications	617	712	893	1,091	3,313
- Private communications	849	921	957	1,219	3,946
- Other	3	2	3	5	13
- Between segments	(40)	(41)	(32)	(40)	(153)

Total	2,515	2,899	3,024	3,806	12,244

Operating profit (loss):

- Fixed communications	46	170	182	178	576
- Mobile communications	80	71	117	150	418
- Private communications	28	42	90	109	269
- Other	(70)	(20)	(23)	31	(82)

Total	84	263	366	468	1,181

b/	Information by geographical segment

Revenues by subsidiary location:

- France	877	930	1,072	1,492	4,371
- Germany	241	295	331	324	1,191
- Other western Europe	472	549	525	763	2,309
- Rest of Europe	41	57	60	96	254
- Asia — Pacific	294	362	384	384	1,424
- North America	426	524	426	438	1,814
- Rest of world	164	182	226	309	881

Total	2,515	2,899	3,024	3,806	12,244

Revenues by geographical market:

- France	323	408	324	622	1677
- Germany	173	196	197	233	799
- Other western Europe	560	633	667	851	2,711
- Rest of Europe	156	193	274	272	895
- Asia — Pacific	421	474	450	522	1,867
- North America	404	520	428	416	1,768
- Rest of world	478	475	684	890	2,527

Total	2,515	2,899	3,024	3,806	12,244

Operating profit (loss):

- France	31	18	83	159	291
- Germany	(2)	21	28	62	109
- Other western Europe	10	49	88	93	240
- Rest of Europe	3	5	8	15	31
- Asia — Pacific	11	39	74	21	145
- North America	28	123	83	96	330
- Rest of world	3	8	2	22	35

Total	84	263	366	468	1,181

Business and geographical segments presented above are the same as the segments presented in the French GAAP consolidated financial statements.

8/	SPECIAL PURPOSE REPORT OF THE INDEPENDENT AUDITORS

This is a free translation into English of the statutory auditors’ report relating to the IFRS reconciliation tables for 2004 issued in French language and is provided solely for the convenience of English speaking readers. Such report should be read in conjunction and construed in accordance with French law and French auditing professional standards.

Special purpose audit report of statutory auditors on the IFRS Reconciliation Tables for 2004

Dear Shareholders,

Pursuant to your request and in our capacity as statutory auditors of Alcatel, we have audited the accompanying reconciliation tables presenting the impact of the transition to International Financial Reporting Standards (IFRSs), as adopted in the European Union, on equity and the consolidated net income of the company for the year ended December 31, 2004 (the “IFRS reconciliations”).

The IFRS reconciliations have been prepared by management and reviewed by the audit committee. These reconciliations have been prepared in connection with the transition to IFRS, as adopted in the European Union, to draw up consolidated financial statements for fiscal year 2005, based on the consolidated financial statements for the year ended December 31, 2004 prepared in accordance with French GAAP (the “consolidated financial statements”), which we have audited in accordance with the professional standards applicable in France. Based on our audit, we issued an unqualified opinion on these consolidated financial statements. It is our responsibility, based on our audit, to express an opinion on the IFRS reconciliations.

We conducted our audit in accordance with the professional standards applicable in France. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the IFRS reconciliations are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the reconciliations. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the IFRS reconciliations have been prepared, in all material respects, in accordance with the rules described in the notes to the financial statements, which specify how IFRS 1 and the other international accounting standards adopted in the European Union have been applied, and indicate, according to management, the standards, interpretations, accounting rules and methods, which should be applied for the preparation of the consolidated financial statements for fiscal year 2005 in accordance with IFRS as adopted in the European Union.

Without qualifying our opinion, we draw your attention to Note No. 1/ b, which describes the reasons for which the IFRS reconciliations relating to fiscal year 2004 presented in the consolidated financial statements for fiscal year 2005 may differ from the IFRS reconciliations accompanying this report.

Moreover, these IFRS reconciliations should not be considered as consolidated financial statements prepared in accordance with IFRS as adopted in the European Union since the purpose of such reconciliations is to prepare for the transition to IFRS with respect to the preparation of the consolidated financial statements for fiscal year 2005. As a result, these reconciliations do not provide a fair presentation, under IFRS, of the assets, liabilities, financial position and results of the companies included in the consolidation.

Neuilly sur Seine, March 30, 2005

The Statutory Auditors

Deloitte & Associés	Barbier Frinault & Autres Ernst & Young

Alain Pons	Christian Chiarasini